UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

SMTEK International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

832688204

(CUSIP Number)

Richard G. Cutter, III
CTS Corporation
905 West Boulevard North
Elkhart, Indiana 46514
(574) 293-7511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2004

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9)

CUSIP No. 832688204			Page 2 of 9

1.	Name of Reporting Person: CTS Corporation		I.R.S. Identification Nos. of above persons (entities only): 35-0225010

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Indiana

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 881,812

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 881,812 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 32.7%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer.

     This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of SMTEK International, Inc., a Delaware corporation (“SMTEK”). SMTEK’s principal executive offices are located at 200 Science Drive, Moorpark, California 93021.

Item 2. Identity and Background.

     (a)-(c) and (f) This Statement is being filed on behalf of CTS Corporation, an Indiana corporation (“CTS”). CTS Corporation is a leading designer and manufacturer of electronic components and sensors, and a provider of electronics manufacturing services to original equipment manufacturers in the automotive, computer and communications markets. The address of its principal place of business and of its principal office is 905 West Boulevard North, Elkhart, Indiana 46514. The name, residence or business address, citizenship and present principal occupation of each executive officer and director of CTS is set forth in Annex A hereto.

     (d)-(e) During the last five years, neither CTS nor, to the best of CTS’s knowledge, any person named in Annex A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     CTS has not expended, and does not expect to expend, funds in connection with its beneficial ownership of the Shares. CTS has obtained beneficial ownership of the Shares in connection with a stockholder’s agreement and irrevocable proxy (described in item 4). To the best of CTS’s knowledge, no person named in Annex A hereto has expended, nor expects to expend, funds in connection with CTS beneficial ownership of the Shares.

Item 4. Purpose of Transaction.

     On November 16, 2004, CTS entered into a merger agreement (the “Merger Agreement”) with SMTEK providing for a merger of Cardinal Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of CTS (“Merger Sub”), into SMTEK (the “Merger”). In the Merger, SMTEK will become a wholly owned subsidiary of CTS, the directors and officers of Merger Sub will become the directors and officers of SMTEK, the certificate of incorporation and bylaws of Merger Sub will become the certificate of incorporation and bylaws of SMTEK and the Shares will be delisted from the NASDAQ and will be deregistered under the federal securities laws.

     Also on November 16, 2004, CTS entered into a Stockholder’s Agreement and Irrevocable Proxy (the “Stockholders Agreement”) with the controlling stockholder of SMTEK (the “Stockholder”) pursuant to which, among other things, the Stockholder agreed to vote the 881,812 Shares it currently owns of record, as well as any shares it may hereafter acquire, in favor of the Merger Agreement and the transactions contemplated thereby at the meeting of the stockholders of SMTEK to be called in connection with the Merger Agreement. As a result of the Stockholder’s Agreement, CTS may be deemed to share voting power over the Shares beneficially owned by the Stockholder. The Stockholder’s Agreement is included as Exhibit 2 hereto.

     The purpose of the Stockholder’s Agreement is to facilitate and increase the likelihood that the Merger will be consummated. The Stockholder that is a party to the voting agreement holds approximately 32.7% of the voting power of SMTEK.

     At the effective time of the Merger, SMTEK stockholders will be entitled to receive in exchange for each Share (1) $10.725 in cash and (2) a number of shares of CTS common stock equal to $3.575, subject to adjustment as described in the Merger Agreement, divided by the volume weighted average price of CTS common stock for the 20 consecutive trading days in the period ending on the trading day immediately prior to the effective time of the merger , up to a maximum exchange ratio described in the Merger Agreement.

     Except as set forth above, neither CTS nor, to the best of CTS’s knowledge, any of the persons listed in Annex A hereto have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The foregoing summaries of the Merger Agreement and the Stockholder’s Agreement are qualified in their entirety by reference to such agreements, copies of which are attached as exhibits hereto and incorporated herein by reference.

     To the best of CTS’s knowledge, this item does not apply to any person named in Annex A hereto.

Item 5. Interest in Securities of the Issuer.

     (a) As a result of the Stockholder’s Agreement, CTS may be deemed to beneficially own the 881,812 Shares currently owned of record by the Stockholder. Such Shares represent approximately 32.7% of the outstanding Shares (based upon the 2,700,745 Shares reported by the Company to be issued and outstanding as of November 16, 2004 in the Merger Agreement). To the best of CTS’s knowledge, none of the persons listed in Annex A hereto beneficially owns any Shares.

     (b) CTS may be deemed to share voting power with respect to the 881,812 Shares subject to the Stockholder’s Agreement. To the best of CTS’s knowledge, this sub item does not apply to any person named in Annex A hereto.

     (c) Except as described above, neither CTS nor, to the best of CTS’s knowledge, any of the persons listed in Annex A hereto has effected any transactions in the securities of the Company during the past sixty days.

     (d) and (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described in this Statement, neither CTS nor, to the best of CTS’s knowledge, any of the persons named in Annex A hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of SMTEK.

Item 7. Material to be Filed As Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated November 16, 2004, by and among SMTEK International, Inc., Cardinal Acquisition, Inc. and CTS Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on 8-K dated November 16, 2004, filed with the Commission on November 17, 2004).

Exhibit 2	Stockholder’s Agreement, dated November 16, 2004, by and between CTS Corporation and Thomas W. Wheeler Trust U/T/D 4/9/86 (incorporated by reference to Exhibit 10.1 to the Current Report on 8-K dated November 16, 2004, filed with the Commission on November 17, 2004).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CTS CORPORATION

/s/ Richard G. Cutter

	By:	Richard G. Cutter
Vice President, Secretary and
General Counsel

Date: November 19, 2004

Annex A

EXECUTIVE OFFICERS AND DIRECTORS OF CTS CORPORATION

     The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of CTS Corporation is set forth below. Unless noted below, the principal business address of each of the executive officers and directors is CTS Corporation, 905 West Boulevard North, Elkhart, Indiana 46514. The principal business of CTS Corporation is designing and manufacturing electronic components and sensors, and providing electronics manufacturing services to original equipment manufacturers in the automotive, computer and communications markets. Each executive officer and each director of CTS Corporation is a citizen of the United States.

Executive Officers:

Position/Present
Principal Occupation
or Employment Name and
Name	Business Address
Donald K. Schwanz	Chairman, President and Chief Executive Officer

Donald R. Schroeder	Executive Vice President and Chief Technology Officer

Vinod M. Khilnani	Senior Vice President and Chief Financial Officer

H. Tyler Buchanan	Senior Vice President

James L. Cummins	Senior Vice President Administration

Richard G. Cutter, III	Vice President, General Counsel and Secretary

George T. Newhart	Vice President Investor Relations

Thomas A. Kroll	Vice President and Controller

Matthew W. Long	Treasurer

Directors:

Position/Present
Principal Occupation
or Employment Name and
Name	Business Address

Walter S. Catlow	Retired President Ameritech Cellular Services Wireless communications service provider

Lawrence J. Ciancia	Partner Corporate Development International, Inc. Corporate search firm specializing in mergers, acquisitions and divestitures

Thomas G. Cody	Vice Chairman Federated Department Stores, Inc. Nationwide department store retailer

Gerald H. Frieling, Jr.	President Frieling & Associates Business consulting firm

Roger R. Hemminghaus	Retired Chairman and Chief Executive Officer Ultramar Diamond Shamrock Corporation Refining and marketing petroleum products on a retail and wholesale basis

Michael A. Henning	Retired Deputy Chairman Ernst & Young LLP Global accounting firm

Position/Present
Principal Occupation
or Employment Name and
Name	Business Address

Robert A. Profusek	Partner Jones Day Global law firm

Donald K. Schwanz	Chairman, President and Chief Executive Officer

Patricia K. Vincent	President of Customer and Field Operations Xcel Energy, Inc. Utility company serving electricity and natural gas customers